August 26, 2007

David R. Humphrey, Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549-3561

Re:	Gener8Xion Entertainment, Inc. (the “Company”)
Form 10-KSB for the year ended October 31, 2006
Filed February 13, 2007
File No: 0-15382

Dear Mr. Humphrey:

In regard to your comments to our February 13, 2007 Form 10-KSB for the year ended October 31, 2007 we coordinated our response below to your comment numbers.

Note 3. Acquisition, page 29

Question 1

We will add the following paragraphs after the last paragraph of “Note 3. Acquisitions”.

As of October 31, 2006, the first measurement date, the Company evaluated its fair value in accordance with paragraph 24 of SFAS No. 142.  Inasmuch as quoted market prices were not available, the Company estimated the future cash flows from the Cinemills business, assuming some financing to increase inventory levels.  The Company believes that its estimates are consistent with SFAS 142 -- "Those cash flow estimates shall be based on reasonable and supportable assumptions and shall consider all available evidence."  As the staff points out, some financing would enhance the Company's ability to meet those projected cash flows, but as of the measurement date, the Company believed that this financing would be obtained because:

1.
The theatrical release and DVD sales were estimated to be significant, based upon “One Night with the King’s” theatrical opening, which generated better than expected revenue early in the release of the film.

2.
The Company’s investment consultant reviewed the Company’s operations at that time and was confident that the Company could raise additional funds in private placements due to the anticipated success of the recently released film, “One Night with the King,” and the projected earnings from the Company’s newly acquired Cinemills division.

Cinemills has generated operating losses since its acquisition.  However, those losses were not unexpected and did not preclude management from estimating, as of the October 31, 2006 measurement date, that there would be positive cash flows because the Company would use a portion of its additional capital to increase Cinemills’ inventory with more profitable items. This resulting increase in gross profit margins without adding any significant general and administrative expenses would enable Cinemills to generate positive cash flows. If Cinemills’ losses continue or if there are any triggering events, there could at that point be the requirement for an impairment loss.

In summary, management used its best estimate in the assumptions used in preparing the analysis; therefore, management believes that there was no impairment as of the October 31, 2006 measurement date.

Per paragraph 26 of SFAS 142, this impairment test is required to be done annually, the next date being October 31, 2007.  We will again at that point estimate the future cash flows, given the added input of an additional year's operating results for Cinemills, and will at that time determine if any impairment loss should be recorded.  There have been no triggering events, as set forth in paragraph 28 of SFAS 142 (i.e. no change in legal factors, adverse action, unanticipated competition, etc.) which would require the acceleration of the measurement date.

Form 10-QSB for the quarterly period ended April 30, 2007

We will add the following paragraphs after the last paragraph of “Note 2. Summary of Significant accounting Policies - Goodwill”

During the first six months of fiscal 2007 the Company was unable to generate the prices that it anticipated on inventory sold and was required to sell the products with a smaller gross profit. However, this will be considered as of the next measurement date, October 31, 2007.

Per paragraph 26 of SFAS 142, this impairment test is required to be done annually, the next date being October 31, 2007.  We will again at that point estimate the future cash flows, given the added input of an additional year's operating results for Cinemills, and will at that time determine if any impairment loss should be recorded.  There have been no triggering events, as set forth in paragraph 28 of SFAS 142 (i.e. no change in legal factors, adverse action, unanticipated competition, etc.) which would require the acceleration of the measurement date.

Form 10-QSB for the quarterly period ended April 30, 2007

Note 6. Accrued Revenue Participation, Page 12

Question 2

We will add the following paragraph after the accrued revenue participation schedule of “Note 6. Accrued Revenue Participation”

Prior to accruing revenue participation for investors on the distribution of “One Night with the King”, the Print and Advertising cost, which was a loan to the Company, had to be repaid in full, including the stated interest. As of October 31, 2006 the company had only earned $4,352,929 in domestic theatrical revenue on the distribution of “One Night with the King.” The principal amount of the Prints and Advertising loan dated August 25, 2007 was $6,000,000. As a result no revenue participation for investors could be accrued. Guild residuals are not accrued on domestic theatrical revenue. Guild residuals are accrued on all DVD, Foreign and Ancillary sales.

.

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In accordance with your comment we have enclosed as EXHIBIT A, a letter to the Commission containing the acknowledgements you require.

Very truly yours,
Gener8Xion Entertainment, Inc.

/s/ Matthew Crouch
Chief Executive Officer

/s/ Marilyn Beaubien
Chief Financial Officer

Exhibit A

August 26, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	Gener8Xion Entertainment, Inc.
Form 10-KSB for the year ended October 31, 2006
Filed February 13, 2007
File No.: 0-15382

Gentlemen:

Please be advised that, on behalf of Gener8Xion Entertainment, Inc., (the “Company”), I hereby acknowledge the following:

(a)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing of the Company’s reports with the Commission, and
(b)
staff comments or changes to disclosure in response to staff comments in our filings, reviewed by the staff, do not foreclose the Commission from taking any action with respect to the Company’s filings, and

(c)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Very truly yours,
Gener8Xion Entertainment, Inc.

/s/ Matthew Crouch
Chief Executive Officer